                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               ------------------
                                  SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            PAYLESS SHOESOURCE, INC.
                                (NAME OF ISSUER)

                       PAYLESS SHOESOURCE, INC. (ISSUER)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   704379106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            WILLIAM J. RAINEY, ESQ.
                            PAYLESS SHOESOURCE, INC.
            3231 SOUTH EAST SIXTH AVENUE, TOPEKA, KANSAS 66607-2207
                           TELEPHONE: (785) 233-5171
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                            EDWARD D. HERLIHY, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                $400,000,010                                      $80,000

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* CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF THE FILING FEE,
  BASED UPON THE PURCHASE OF 7,547,170 SHARES OF COMMON STOCK, PAR VALUE $.01
  PER SHARE, AT THE MAXIMUM TENDER OFFER PRICE OF $53.00 PER SHARE.

     [ ]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
        0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: N/A
FORM OR REGISTRATION NO.: N/A
FILING PARTY: N/A
DATE FILED: N/A

     [ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
         COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
     [ ]THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
     [X]ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
     [ ]GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
     [ ]AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [ ]

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the tender offer by Payless ShoeSource, Inc., a Delaware corporation, to purchase 7,547,170 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, of its common stock, par value $.01 per share, including the associated preferred stock purchase rights issued under the Stockholder Protection Rights Agreement, dated as of April 20, 1998, as amended, between Payless ShoeSource, Inc. and UMB Bank, N.A., as Rights Agent, at prices not greater than $53.00 nor less than $48.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 13, 2000, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated preferred stock purchase rights. This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the offer to purchase and the related letter of transmittal are filed with this Amendment No. 1 to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the offer to purchase and the related letter of transmittal, copies of which are filed with this Amendment No. 1 to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 1 to the Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(A)    Offer to Purchase, dated March 13, 2000
(a)(1)(B)    Letter of Transmittal
(a)(1)(C)    Notice of Guaranteed Delivery
(a)(1)(D)    Letter to brokers, dealers, commercial banks, trust
             companies and other nominees, dated March 13, 2000
(a)(1)(E)    Letter to clients for use by brokers, dealers, commercial
             banks, trust companies and other nominees
(a)(1)(F)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9
(a)(1)(G)    Summary Advertisement, dated March 13, 2000
(a)(1)(H)    Letter to Participants in the Payless ShoeSource, Inc.
             Profit Sharing Plan and the Payless ShoeSource, Inc. Profit
             Sharing Plan for Puerto Rico Associates, dated March 13,
             2000
(a)(1)(I)    Letter to Participants in the Payless ShoeSource, Inc. Stock
             Ownership Plan, dated March 13, 2000
(a)(2)-(4)   Not applicable
(a)(5)(A)    Press Release, dated March 8, 2000*
(a)(5)(B)    Press Release, dated March 13, 2000
(a)(5)(C)    Letter to Stockholders from the Chairman of the Board and
             Chief Executive Officer of Payless ShoeSource, Inc., dated
             March 13, 2000
(b)          Goldman Sachs Credit Partners L.P. $600,000,000 Term and
             Revolving Senior Facilities Commitment Letter, dated March
             10, 2000
(c)          Not applicable
(d)          Not applicable
(e)          Not applicable

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* Previously filed on Schedule TO

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PAYLESS SHOESOURCE, INC.

                                          By: /s/ ULLRICH E. PORZIG
                                            ------------------------------------
                                            Name: Ullrich E. Porzig
                                            Title:   Senior Vice President-
                                                     Chief Financial
                                                 Officer and Treasurer

Dated: March 13, 2000